(The following is an unofficial English translation of the Report for the 67th Fiscal Year of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

Report for the 67th Fiscal Year
(April 1, 2008 through March 31, 2009)

Advantest Corporation

Contents

Message to Shareholders  3

(Attachments to the Convocation Notice of the 67th Ordinary General Meeting of Shareholders)
Business Report  4
Consolidated Balance Sheets  20
Consolidated Statements of Income  21
Consolidated Statements of Stockholders’ Equity  22
Notes to Consolidated Financial Statements  23
Balance Sheets  26
Statements of Income  27
Statements of Changes in Stockholders’ Equity  28
Notes to Non-Consolidated Financial Statements  30
Copy of Independent Auditor’s Audit Report (Consolidated)  34
Copy of Independent Auditor’s Audit Report  35
Copy of Board of Corporate Auditors’ Audit Report   36

(Reference)  Memorandum to Shareholders  38

Message to Shareholders

To Our Shareholders

We are pleased to send you our “Report for the 67th Fiscal Year (from April 1, 2008 to March 31, 2009).”

In the semiconductor-related market, excess inventory and price pressures persisted since the previous fiscal year and the anticipated demand during this fiscal year for desktop high performance PC replacements, as well as demand for home electronics ahead of the Beijing Olympics, fell short of expectations.  Furthermore, ripple effects of the financial crisis in the U.S. spread to Europe and to emerging markets in Southeast Asia and elsewhere, which had previously been stable.  These factors reinforced the defensive stance of semiconductor manufacturers, many of whom implemented production cuts and froze or postponed their capital expenditure programs.

In response to these dramatic changes in the environment, Advantest actively cut costs throughout the fiscal year, and implemented emergency measures in November 2008, which included reduction of fixed costs such as reduction of the workforce and reduced compensation for directors, corporate auditors, executive officers and managers.  However, the business climate continued to deteriorate once entering 2009 and Advantest responded with follow-on measures by reviewing underperforming product lines, aiming for further workforce optimization through acceptance of voluntary retirement from full-time employees and other measures as its planned structural reforms.

However, orders input received and net sales declined steeply compared to the previous fiscal year.  Accordingly, orders input received decreased by 69.1% from the previous fiscal year to ¥50.1 billion, net sales decreased by 58.1% from the previous fiscal year to ¥76.7 billion, operating loss was ¥49.5 billion, loss before income taxes and equity in loss of affiliated company was ¥52.8 billion, and net loss was ¥74.9 billion.

Despite economic and employment stimulus packages recently announced by many countries to counter the global economic slowdown, the timing of the recovery remains uncertain and visibility is still limited.  In the semiconductor-related market, trends in demand for end-user products including automobiles, mobile phones, and consumer electronics remain uncertain and the possibility of significant changes still lies ahead with restructuring underway in the semiconductor industry.  Thus, Advantest refrains from making any predictions on the timing of the recovery of capital expenditures.

In this operating environment, in addition to the measures already implemented, Advantest will focus on deriving efficiency gains in its research and development and manufacturing processes by consolidating subsidiaries, reducing fixed costs through consolidation and closing of business offices and other facilities, improving productivity of in-house processes, and reinforcing the Advantest Group’s sales structure.  Furthermore, Advantest will implement measures to enable it to take full advantage of the next upturn in the market, including implementing organizational reform to complement restructuring undertaken by its customers, reinforcing global service networks and developing new products and entering into new businesses.

With respect to the dividend distribution to the shareholders, Advantest resolved at the meeting of the Board of Directors held on May 26, 2009 to distribute a year end dividend of 5 yen per share, with a payment date of June 2, 2009.  Since Advantest has paid an interim dividend of 25 yen, the total dividend per share for the fiscal year will be 30 yen per share.

We hope that we may rely on you for your continued support and guidance in the future.

June 2009

Toshio Maruyama

Representative Board Director,

President and CEO

(Attachments to the Convocation Notice of the 67th Ordinary General Meeting of Shareholders)

Business Report

(April 1, 2008 through March 31, 2009)

1.      Current Conditions of the Advantest Group

(1)         Business conditions during the fiscal year

(i)  Operations and Results of Business

Overall

In the fiscal year ended March 31, 2009, the global economy saw a continued deceleration during the first half of the fiscal year due to the expansion of the sub-prime loan crisis in the U.S., and the Lehman shock in September 2008 further aggravated the financial crisis and accelerated the rapid deterioration of the global economy.
In the semiconductor-related market, although excess inventory and price pressures persisted since the previous fiscal year, many hoped at the beginning of this fiscal year that desktop high performance PC replacements, as well as demand for home electronics ahead of the Beijing Olympics, would drive an upturn in the market. However, growth in demand fell short of expectations, and semiconductor manufacturers continued to take a cautious stance on capital expenditures, prolonging Advantest’s extremely difficult business environment.
Furthermore, ripple effects of the financial crisis in the U.S. spread to Europe and to emerging markets in Southeast Asia and elsewhere, which had previously been stable. Decreasing demand for end-user products reinforced the defensive stance of semiconductor manufacturers, many of whom implemented production cuts and froze or postponed their capital expenditure programs starting from the second half of the fiscal year.
In response to these dramatic changes in the environment, Advantest actively cut costs throughout the fiscal year, and also implemented emergency measures to improve profitability in November 2008. These measures included reduction of fixed costs such as, reduction of the workforce, and reduced compensation for directors, corporate auditors, executive officers and managers. However, the business climate continued to deteriorate in 2009 and Advantest responded with further measures by reviewing underperforming product lines, acceptance of voluntary retirement from full-time employees and among others, aiming for further workforce optimization as its planned structural reforms.
However, orders input received and net sales declined steeply compared to the previous fiscal year, causing Advantest to recognize inventory valuation losses of ¥8.7 billion, restructuring costs of ¥5.1 billion, impairment loss on property, plant, and equipment of ¥13.8 billion and a valuation allowance on deferred tax assets of ¥45.1 billion.
Accordingly, orders input received decreased by 69.1% from the previous fiscal year to ¥50.1 billion, net sales decreased by 58.1% from the previous fiscal year to ¥76.7 billion, operating loss was ¥49.5 billion, loss before income taxes and equity in loss of affiliated company was ¥52.8 billion, and net loss was ¥74.9 billion.  Furthermore, Advantest’s overseas sales ratio fell to 67.7%, compared to 69.3% in the previous fiscal year.

Business conditions by Business Segment

Semiconductor and Component Test System Segment

In the Semiconductor and Component Test Systems segment, the semiconductor downturn combined with global economic fears sharply curbed capital spending by major manufacturers.  Accordingly, Advantest’s results for both memory and non-memory test systems remained weak.
In the memory sector, the delay of the anticipated transition to DDR3-DRAM semiconductors for high-performance computers, coupled with the continuous oversupply held down prices of DDR2-DRAM, and semiconductor manufacturers restrained investment in DRAM test systems.  Demand for flash memory semiconductors were also weak caused by oversupply, and in addition, falling sales of mobile phones placed pressure on prices, causing capital expenditures in flash memory test systems to remain weak.
In the non-memory sector, strong sales of notebooks and other mobile PCs were recorded in the first half of the fiscal year, and signs of increase in production were seen among the semiconductor manufacturers in related fields.  However, the demand associated with the Beijing Olympics fell short of expectations and a recovery in capital expenditures. Moreover, the worldwide decline in consumer confidence suppressed demand for products using semiconductors, leading to a continued weak demand in test systems for consumer, automotive and LCD driver ICs.

As a result of the above, orders input received in the Semiconductor and Component Test System segment was ¥26.1 billion, a 77.4% decrease in comparison to the previous fiscal year. Net sales were ¥49.2 billion, a 62.6% decrease in comparison to the previous fiscal year, and operating loss was ¥28.9 billion.

Mechatronics System Segment

The low market demand for memory and non-memory test systems also weakened demand for test handlers and device interface products, which are used together with test systems. In particular, the downturn in the DRAM semiconductor market produced a dramatic decline in demand for back-end test handlers.
As a result of the above, orders input received in the Mechatronics System segment was ¥9.1 billion (a 69.9% decrease in comparison to the previous fiscal year). Net sales were ¥14.4 billion (a 58.8% decrease in comparison to the previous fiscal year) and operating loss was ¥11.9 billion.

Services, Support and Others Segment

The decline in demand for maintenance services, weak performance in the semiconductor market, and the decline in demand for maintenance and other services caused, orders input received in the Services, Support and Others segment to decline to ¥15.6 billion (a 19.1% decrease in comparison to the previous fiscal year). Net sales were ¥15.8 billion (a 18.2% decrease in comparison to the previous fiscal year) and operating loss was ¥1.1 billion.

Sales Breakdown by Business Segment (consolidated)

Fiscal Year Segment	FY2007 (the 66th)		FY2008 (the 67th)		Change from the previous period
	Amount (in: million yen)	Percentage (%)	Amount (in: million yen)	Percentage (%)	Amount (in: million yen)	Percentage increase (decrease) (%)
Semiconductor and Component Test System	131,608	72.0	49,216	64.2	(82,392)	(62.6)
Mechatronics System	34,944	19.1	14,388	18.8	(20,556)	(58.8)
Services, Support and Others	19,344	10.6	15,815	20.6	(3,529)	(18.2)
Intercompany transaction elimination	(3,129)	(1.7)	(2,767)	(3.6)	362	-
Total	182,767	100.0	76,652	100.0	(106,115)	(58.1)
Overseas	126,735	69.3	51,918	67.7	(74,817)	(59.0)

(ii)  Capital Expenditures

The Advantest Group invested a total of ¥4.6 billion in capital expenditures in fiscal year 2008.  Most of the investments were used to fund new product development, manufacturing streamlining and power saving.

(iii)  Financing

No significant financing activities took place in fiscal year 2008.

    (2)    Conditions of Assets, Profit and Loss

             Conditions of Assets, Profit and Loss of the Advantest Group (consolidated)

	FY2005 (the 64th)	FY2006 (the 65th)	FY2007 (the 66th)	FY2008 (the 67th)
Net sales (in: million yen)	253,922	235,012	182,767	76,652
Net income (in: million yen)	41,374	35,556	16,550	(74,902)
Basic net income per share (in: yen)	223.17	190.01	90.72	(419.09)
Net assets (in: million yen)	257,927	294,797	254,184	163,616
Total assets (in: million yen)	350,776	366,374	298,684	202,059
(Notes) 1:	The Company prepared its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in the United States.

2:	“Basic net income per share” for fiscal year 2005 is calculated on the assumption that a one to two stock split on October 1, 2006 was made at the beginning of the fiscal year.

3:
The calculation of “Basic net income per share” was based on the average number of shares issued during the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.

(3)            Significant Subsidiaries

Name of Subsidiary	Common Stock	Percentage of Voting Rights (Note 1)	Principal Activities
Advantest Laboratories Ltd.	¥50 million	100%	Research and development of measuring and testing technologies
Advantest Customer Support Corporation	¥300 million	100%	Maintenance service for the Company’s products
Advanmechatec Co., Ltd. (Note 2)	¥300 million	100%	Manufacturing of the Company’s products
Advantest Manufacturing, Inc. (Note 2)	¥80 million	100%	Manufacturing of the Company’s products
Advantest DI Corporation (Note 2)	¥50 million	100%	Manufacturing of the Company’s products
Japan Engineering Co., Ltd.	¥305 million	100%	Development, manufacturing and sales of the Company’s products
Advantest Finance Inc.	¥1,000 million	100%	Leasing of the Company’s products
Advantest America, Inc.	42,000 thousand USD	100%	Sales of the Company’s products
Advantest (Europe) GmbH (Note 3)	10,793 thousand Euros	100%	Sales of the Company’s products
Advantest Taiwan Inc.	560,000 thousand New Taiwan Dollars	100%	Sales of the Company’s products
Advantest (Singapore) Pte. Ltd.	15,300 thousand Singapore Dollars	100%	Sales of the Company’s products
Advantest Korea Co., Ltd.	5,484 million Won	100%	Support for sales of the Company’s products
Advantest (Suzhou) Co., Ltd.	2,700 thousand USD	100%	Support for sales of the Company’s products

(Notes) 1: Percentage of voting rights includes indirectly held shares.

2: Advanmechatec Co., Ltd. and Advantest DI Corporation were merged into Advantest Manufacturing, Inc. on April 1, 2009.

3: Advantest (Europe) GmbH changed its trade name to Advantest Europe GmbH on April 1, 2009.

(4)    Challenges Ahead

While maintaining “Measurements” as our core competence in the mid-to-long-term, the Advantest Group intends to improve its corporate value by establishing a management and financial structure that responds timely to changes in the global market.  Specifically, the Advantest Group will aim to increase market share by introducing fine products that will inspire the market demands of the next generation.  To achieve these objectives, the Advantest Group promotes to further strengthen its product development operations, improve production efficiency, focus on certain businesses, strengthen its overseas operations and support system in the U.S., Europe and Asia.
Confronting deepening capital spending cuts by semiconductor manufacturers and the likelihood of Advantest’s operating environment remaining weak for a prolonged period, the Advantest Group has implemented initiatives for structural reforms to reinforce management structure.  Such measures include workforce optimization, the integration of four manufacturing subsidiaries, the likewise integration of four software subsidiaries, ongoing review of underperforming business segments, exploration of and investment into new businesses, payroll cost reductions, and the consolidation and closing of offices and other facilities.
Through “Activate 21,” a corporate initiative launched in October 2005, the Advantest Group has pursued greater efficiency, cost savings and financial health from a global perspective. The initiative concluded in March 2009, with positive results including productivity improvements from reinforcements made to the just-in-time (“JIT”) production system, inventory optimization, and standardization of design specifications leading to enhanced development efficiency. The Advantest Group’s new corporate initiative, starting from fiscal year 2009, will incorporate detailed measures and goals to be applied once the structural reforms that the Advantest Group is currently conducting are completed.

(5)    Primary Areas of Business

The Advantest Group manufactures and markets semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, etc.).  In addition to manufacturing, the Advantest Group also carries out research and development activities and provides maintenance services and related services in the business category of “Services, Support and Others.”

(6)   Significant Sales Offices and Factories

(i)  Japan

Category	Name of Office	Location
Head Office, Sales Office and Service Office	Head Office	Chiyoda-ku, Tokyo
	Kawasaki Office	Kawasaki-shi, Kanagawa
	Western Japan Office	Suita-shi, Osaka
R&D Centers, Laboratories	Gunma R&D Center	Meiwa-machi, Ora-gun, Gunma
	Otone R&D Center	Otone-machi, Kitasaitama-gun, Saitama
	Kitakyushu R&D Center	Kitakyushu-shi, Fukuoka
	Advantest Laboratories	Sendai-shi, Miyagi
Factories	Gunma Factory	Ora-machi, Ora-gun, Gunma
	Gunma Factory 2	Ora-machi, Ora-gun, Gunma
	Kumagaya Factory	Kumagaya-shi, Saitama
	Sendai Factory	Sendai-shi, Miyagi

(ii) Overseas

Category	Name of Office	Location
Sales Office and Service Office	Advantest America, Inc.	U.S.A.
	Advantest (Europe) GmbH	Germany
	Advantest Taiwan Inc.	Taiwan
	Advantest (Singapore) Pte. Ltd.	Singapore
	Advantest Korea Co., Ltd.	Korea
	Advantest (Suzhou) Co., Ltd.	China

(7)	Employees

  Employees of the Advantest Group (as of March 31, 2009)

Number of Employees	Change from end of previous fiscal year
3,187 (623)	479 (286) decrease
(Note)
The numbers set forth above indicate the numbers of employees excluding part-time and non-regular employees.  The numbers in brackets indicate the annual average number of such part-time and non-regular employees.

(8)    Major Lenders
  Not applicable.

(9)    Other significant matters with respect to the current status of the Advantest Group
  None.

2.	Company Information

(1)	Equity Stock (as of March 31, 2009)

(i)	Total number of issuable shares	440,000,000 shares

(ii)	Total number of issued shares	199,566,770 shares

(iii)	Number of shareholders	49,038

(iv)	Major Shareholders (Top 10 shareholders)

Name of Shareholder	Status of Ownership
	Number of Shares (in: thousand shares)	Percentage of Ownership (%)
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.)	20,143	11.27
The Master Trust Bank of Japan, Ltd. (trust account)	18,074	10.11
Japan Trustee Services Bank, Ltd. (trust account)	13,620	7.62
Japan Trustee Services Bank, Ltd. (trust account 4G)	6,223	3.48
JPMorgan Securities Japan Co., Ltd.	5,970	3.34
Trust & Custody Services Bank, Ltd. (investment trust account)	4,831	2.70
Japan Trustee Services Bank, Ltd. (trust account 4)	3,587	2.01
The Dai-ichi Mutual Life Insurance Company	3,450	1.93
Mizuho Corporate Bank, Ltd.	3,217	1.80
NikkoCiti Trust and Banking Corporation (investment trust account)	2,691	1.51

(Notes)	1:	Percentage of Ownership is calculated without treasury stock (20,843,298 shares).

2:
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 20,143 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

3:
The Company has acknowledged that in respect of the substantial shareholding reports filed pursuant to the “Disclosure of Substantial Shareholding” system, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its four affiliates jointly held 10,034 thousand shares of the Company as of December 29, 2008 according to the substantial shareholding reports filed on January 9, 2009.  Nomura Securities Co., Ltd. and its two affiliates jointly held 10,172 thousand shares of the Company as of April 15, 2008 according to the substantial shareholding reports filed on April 22, 2008.  However, the Company has not included the number of shares for which beneficial owners cannot be identified in the table above.

(Reference)
Financial Institutions and Securities Company	119 holders, 94,425 thousand shares (47.3%)
Non-Japanese Holders	435 holders, 49,374 thousand shares (24.8%)
Individuals and Others	48,018 holders, 29,407 thousand shares (14.7%)
Other Entities and Treasury Shares	466 holders, 26,361 thousand shares (13.2%)

(2)  Stock Acquisition Rights

(i) Stock acquisition rights held by directors and corporate auditors (as of March 31, 2009)

	The resolution at the Board of Directors held on June 28, 2005	The resolution at the Board of Directors held on June 27, 2006	The resolution at the Board of Directors held on June 27, 2007	The resolution at the Board of Directors held on June 25, 2008
Date of issuance	July 4, 2005	July 12, 2006	July 12, 2007	July 10, 2008
Issuance Price	¥ 0	¥ 0 or ¥295,014 per unit	¥ 0 or ¥111,500 per unit	¥36,900 per unit
Holding status of stock acquisition rights by directors and corporate auditors	1,750 units (10 persons)	1,870 units (12 persons)	1,870 units (13 persons)	1,820 units (13 persons)
Directors (Excluding outside directors)	1,380 units (7 persons)	1,400 units (7 persons)	1,480 units (7 persons)	1,520 units (7 persons)
Outside directors	30 units (1 person)	100 units (2 persons)	100 units (2 persons)	100 units (2 persons)
Corporate auditors	340 units (2 persons)	370 units (3 persons)	290 units (4 persons)	200 units (4 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	350,000 shares of common stock (each stock acquisition right is exercisable for 200 shares)	374,000 shares of common stock (each stock acquisition right is exercisable for 200 shares)	187,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	182,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥4,300 per share	¥5,880 per share	¥5,563 per share	¥2,653 per share
Exercise period	April 1, 2006 to March 31, 2010	April 1, 2007 to March 31, 2011	April 1, 2008 to March 31, 2012	April 1, 2009 to March 31, 2013
Terms of exercise
(1)   A person who holds the stock acquisition rights (the “rights holder”) may not exercise his/her rights if:
(a)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(b)   the rights holder dies.
(2)   The stock acquisition rights may not be inherited.
The stock acquisition rights may not be inherited.

	The resolution at the Board of Directors held on June 28, 2005	The resolution at the Board of Directors held on June 27, 2006	The resolution at the Board of Directors held on June 27, 2007	The resolution at the Board of Directors held on June 25, 2008
Reasons for the Company’s acquisition of the stock acquisition rights
(a)   The Company may acquire, for no consideration, any stock acquisition right in the event that the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall cease to exist, or (ii) any share exchange agreement or share transfer pursuant to which the Company shall become a wholly owned subsidiary of another company.

(b)   The Company may acquire, for no consideration, all or part of the stock acquisition rights owned by a rights holder to the extent that such stock acquisition rights are not exercisable due to the rights holder’s failure to satisfy any of the conditions to exercise stock acquisition rights.
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
(a)      the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)      the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)      the rights holder dies.

Restriction on the transfer of the stock acquisition rights	Approval by the Board of Directors is required to transfer the stock acquisition rights, except where the Company is the transferee with respect to such transfer.
Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(ii)	Stock acquisition rights granted to employees of the Company and directors and employees of the Company’s subsidiaries during fiscal year 2008

	The resolution at the Board of Directors held on June 25, 2008	The resolution at the Board of Directors held on March 24, 2009
Date of issuance	July 10, 2008	April 1, 2009
Issuance price	¥0
Conditions of granting	5,220 units (189 persons)	120 units (8 persons)
Employees of the Company	3,740 units (90 persons)	-
Directors of the Company’s subsidiaries	250 units (14 persons)	-
Employees of the Company’s subsidiaries	1,230 units (85 persons)	120 units (8 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	522,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	12,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥2,653 per share
Exercise period	April 1, 2009 to March 31, 2013	May 1, 2009 to March 31, 2013
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
(a)   the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)   the rights holder dies.

Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(3)         Directors and Corporate Auditors

(i)   Directors and Corporate Auditors (as of March 31, 2009)

Title	Name	Assignment in the Company and representatives of other organizations, etc.
Chairman of the Board	Shimpei Takeshita
Representative Board Director	Toshio Maruyama*
Director	Naoyuki Akikusa	Director and Senior Executive Advisor of Fujitsu Limited
Director	Yasushige Hagio	Attorney-at-Law, Seiwa Patent & Law
Director	Takashi Tokuno*
Director	Hiroshi Tsukahara*
Director	Yuichi Kurita*
Director	Takao Tadokoro*
Director	Hiroyasu Sawai*
Standing Corporate Auditor	Hitoshi Owada
Standing Corporate Auditor	Yuri Morita
Corporate Auditor	Megumi Yamamuro	Attorney-at-Law, SOGA URYU & ITOGA Professor, The University of Tokyo Graduate School of Law and Politics
Corporate Auditor	Jiro Haneda
(Notes)	1:	Messrs. Naoyuki Akikusa and Yasushige Hagio are outside directors.

2:	Messrs. Megumi Yamamuro and Jiro Haneda are outside corporate auditors.

3:	Mr. Hitoshi Owada, standing corporate auditor, has substantial accounting experience at the Company and considerable knowledge of financial and accounting matters.

4:	There has been no significant change in assignment in the Company and representatives of other organizations, etc. of directors and corporate auditors after March 31, 2009.

5:	The Company has in place an Executive Officers System and * indicates a director who also serves as an Executive Officer.

6:    The positions of Executive Officers are currently held as follows:

Title	Name	Assignment in the Company and representatives of other organizations, etc.
President and CEO	Toshio Maruyama
Senior Executive Officer	Takashi Tokuno	Products and Production
Managing Executive Officer	Hiroshi Tsukahara	Technology and Development ATE Related Businesses
Managing Executive Officer	Yuichi Kurita	Corporate Administration Senior Vice President, Corporate Administration Group
Managing Executive Officer	Takao Tadokoro	SE Senior Vice President, SE Group
Managing Executive Officer	Hiroyasu Sawai	Sales and Marketing Senior Vice President, Sales and Marketing Group
Managing Executive Officer	Yoshiro Yagi	Vice President, Sales and Marketing Group
Executive Officer	Masao Shimizu	Senior Vice President, DI Business Group Director of Fujitsu Interconnect Technologies Limited
Executive Officer	Hideaki Imada	Senior Vice President, Memory Tester Business Group
Executive Officer	Yasuhiro Kawata	Senior Vice President, Quality Assurance Group
Executive Officer	Takashi Sugiura	Senior Vice President, FA Business Group
Executive Officer	Shinichiro Kuroe	Senior Vice President, SoC Tester Business Group
Executive Officer	Takashi Sekino	Senior Vice President, Technology Development Group
Executive Officer	Hiroshi Nakamura	Vice President, Corporate Administration Group
Executive Officer	Yoshiaki Yoshida	Senior Vice President, Corporate Planning Group
Executive Officer	Minoru Morishita	General Manager, Nanotechnology 2nd Business Division

Executive Officer	Sae Bum Myung	Representative Director and President, Advantest Korea Co., Ltd.
Executive Officer	Soichi Tsukakoshi	Vice President, Sales and Marketing Group
Executive Officer	Haruo Matsuno	Senior Vice President, Production Group
Executive Officer	Josef Schraetzenstaller	Managing Director, Advantest (Europe) GmbH
Executive Officer	R. Keith Lee	Director, President and CEO, Advantest America Corporation

7:	Change in assignment in the Company and representatives of other organizations, etc. of the Executive Officers after March 31, 2009 is as follows:

Effective April 1, 2009

Title	Name	Assignment in the Company and representatives of other organizations, etc.
Managing Executive Officer	Takao Tadokoro	System Solution Business Senior Vice President, System Solution Business Group
Executive Officer	Masao Shimizu	Vice President, System Solution Business Group (DI)
Executive Officer	Hideaki Imada	Vice President, System Solution Business Group (SE)
Executive Officer	Shinichiro Kuroe	Senior Vice President, Test System Business Group
Executive Officer	Josef Schraetzenstaller	Managing Director, Advantest Europe GmbH

(ii)   The amount of compensation for directors and corporate auditors

Category	Number	Amount of compensation
Directors	11	¥416 million
Corporate Auditors	5	¥71 million
Total	16	¥487 million
(Notes)	1:
The amounts of compensation set forth above include compensation paid in relation to stock option rights and fixed compensation paid to two directors and one outside corporate auditor who retired from their respective positions as of the closing of the 66th ordinary general meeting of shareholders, which was held on June 25, 2008.

2:	Of the amount of compensation set forth above, the aggregate amount of compensation for two outside directors and three outside corporate auditors is ¥42 million.

3:
At the 64th ordinary general meeting of shareholders held on June 27, 2006, the Company resolved to pay cut-off payments in accordance with the abolition of the retirement benefits scheme for directors and corporate auditors.  In addition to the amounts of compensation set forth above, the Company paid a total of ¥274 million in retirement benefits to two directors and one outside corporate auditor who retired from their respective positions during this fiscal year.  Such payments consisted of ¥273 million to the two directors and ¥1 million to the outside corporate auditor.  The estimated amount of liability in respect of retirement benefits for directors and corporate auditors as of the end of this fiscal year is a total of ¥669 million to be paid to seven directors.  Payment of such benefits shall be made at the time that each such director or executive officer retires from his or her position.

(iii) Matters pertaining to outside directors and outside corporate auditors

(a)	Concurrent Posts held (as operating officers, outside directors or outside corporate auditors of other companies)

Name	Company name	Post
Naoyuki Akikusa (Outside director)	FANUC LTD	Outside corporate auditor
Megumi Yamamuro (Outside corporate auditor)	Fujitsu Limited	Outside corporate auditor

(b)	Principal activities

Name	Attendance	Participation at meetings
Naoyuki Akikusa (Outside director)	Meetings of Board of Directors: 9 out of 13 times	Mr. Akikusa expresses his opinions based mainly on his experience in company management and his knowledge of the industry at meetings of the Board of Directors.

Yasushige Hagio (Outside director)	Meetings of Board of Directors: 13 out of 13 times	Mr. Hagio expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors.
Megumi Yamamuro (Outside corporate auditor)	Meetings of Board of Directors: 12 out of 13 times Meetings of Board of Corporate Auditors: 12 out of 13 times	Mr. Yamamuro expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors and Board of Corporate Auditors.
Jiro Haneda (Outside corporate auditor)	Meetings of Board of Directors: 13 out of 13 times Meetings of Board of Corporate Auditors: 13 out of 13 times	Mr. Haneda expresses his opinions based mainly on his experience in company management at meetings of the Board of Directors and Board of Corporate Auditors.

(c)	Overview of the liability limitation agreement

The Company entered into an agreement limiting liabilities as defined in Article 423, Paragraph 1 of the Company Law, with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, outside directors, and Messrs. Megumi Yamamuro and Jiro Haneda, outside corporate auditors.  The upper limit of liability based on this agreement is the minimum liability as provided in the relevant laws and ordinances.

(4)	Accounting Auditor

(i)  Name of accounting auditor

  Ernst & Young ShinNihon LLC

(Note)	On July 1, 2008, Ernst & Young ShinNihon became a limited liability company and changed its name to Ernst & Young ShinNihon LLC.

(ii)   Remuneration

Amount
Remuneration to the accounting auditor for this fiscal year	¥265 million
Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the accounting auditor	¥267 million
(Notes)	1:
Under the agreement between the Company and the accounting auditor, as the Company has not drawn any distinction between the remuneration for the audit services pursuant to the Company Law and the Financial Instruments and Exchange Act of Japan and the remuneration for the audit services pursuant to the U.S. Securities and Exchange Act, the amount set forth above represents the aggregate amount of these audit services.

2:	The Company’s significant overseas subsidiaries have been audited by auditors of the Ernst & Young Group.

(iii)  Policies on dismissal or non-reappointment of the accounting auditor

In case the accounting auditor falls under any one of the items of Article 340, Paragraph 1 of the Company Law, the Board of Corporate Auditors shall dismiss the accounting auditor upon consent of all corporate auditors.  In such case, a corporate auditor who is appointed by the Board of Corporate Auditors shall report the dismissal and its reasons at the first general meeting of shareholders convened after such dismissal.

In addition, other than the above, if it is deemed to be difficult for the accounting auditor to conduct an appropriate auditing due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Board of Corporate Auditors or based on a request by the Board of Corporate Auditors, propose the dismissal or non-reappointment of the accounting auditor as an agenda at a general meeting of shareholders.

(5)	System to ensure the appropriateness of business

The Board of Directors resolved a system that ensures the appropriateness of its business as follows:

Basic Policy for the System to Ensure the Appropriateness of Business

Holding “Technology Support on the Leading Edge” as our corporate mission, the Advantest Group established the “The ADVANTEST Way & The Code of Conduct” (“Advantest Code of Conduct”), increased the transparency of its management, and worked to promote the enhancement of corporate value.  To further promote these efforts, the Company will prepare a framework as described in each paragraph below, implement the establishment, development and management of the internal control system, and ensure the sound operations of the Company.

1.	Framework to the effective performance of duties by directors

(i)
The Company promotes management efficiency by separating the management decision making function and supervisory function from the function of the execution of operations.  The Board of Directors shall make management decisions and supervise management.  As for execution of operations, executive officers (including the Representative Board Director) and employees shall execute operations based on the Board of Directors’ clarification of the function and authority of the body executing operations.

(ii)
The Board of Directors, as the management decision making body, shall make decisions on significant matters with respect to the management policies and management strategies for the Advantest Group, and in its capacity to supervise management, the Board of Directors, including outside directors shall monitor and supervise the status of exercise of duties by executive officers while delegating necessary authorities to ensure the prompt and efficient performance of duties.

(iii)
The Board of Directors shall approve the Advantest Group’s management plans, receive reports on business results based on monthly closing account, financial situation, status of the performance of duties by each department, and review the appropriateness of such plans.

(iv)	The Internal Control Committee shall report the development and management of the internal control system, as deemed necessary, to the Board of Directors.

2.	Framework to ensure the compliance with applicable laws and ordinances as well as the articles of incorporation by directors, executive officers, and employees in performing their duties

(i)
To ensure compliance with laws and ordinances as well as the articles of incorporation, and to ensure that actions are taken faithfully and ethically, the Company shall establish the Advantest Code of Conduct for all directors, executive officers and employees of the Advantest Group, and notify such directors, executive officers, officers and employees of these codes.  Furthermore, the Company shall establish the “Code of Ethics for Executives” for directors and executive officers.

(ii)
As a framework to realize full compliance with laws and ordinances, the Company shall establish the Corporate Ethics Committee that monitors the implementation of the Advantest Code of Conduct.  In addition, to handle reports and consultation regarding questionable matters in light of the Advantest Code of Conduct, the Company shall establish the “Corporate Ethics Helpline”, a system in which a person who reports shall not be treated disadvantageously.

(iii)
The Company shall establish subcommittees such as the Disclosure Committee, the Internal Control Committee, and the Human Rights Protection Committee in order to fulfill its corporate social responsibilities.

3.	Rules relating to the management of risk of loss and other frameworks

(i)
With respect to potential risks behind management environment, business activities and corporate assets, the Company shall identify and classify risk factors for each important business process, analyze the scale of risks, possibility of actual occurrence and frequency of such occurrence, etc., and create written policies and procedures regarding the appropriate response to and avoidance/ reduction of the risks, as one of the internal control activities.

(ii)
With respect to emergency situations such as disasters, the Company shall establish the Risk Management Group, create written emergency action guidelines and prepare by implementing education and training programs on a regular base.

(iii)	The Internal Control Committee shall thoroughly manage risks and report material risks to the Board of Directors.

4.	Framework regarding the retention and management of information with respect to the performance of duties by directors

(i)
The Company shall properly retain and manage the following information regarding the exercise of duties by directors, pursuant to the internal rules that stipulate details such as the period of retention, person in charge of retention and method of retention.

o    Minutes of general meetings of shareholders and reference materials
o    Minutes of meetings of the Board of Directors and reference materials
o    Other important documents regarding the exercise of duties by directors

(ii)	The Company shall establish the Information Security Committee that is responsible for protecting personal information and preventing confidential information from leaking.

5.	Framework to ensure the appropriateness of operations of the Company, and the group as a whole, including its subsidiaries

(i)
The Advantest Group shall establish and operate the same quality of internal control system for the Company and its group companies in order to conduct the consolidated group management placing an emphasis on business evaluation based on consolidated accounting.

(ii)
The internal control system of the Advantest Group is supported by each department of the Company that is responsible for each group company, and is established and operated as a unified system based on the policies of the group created by the Internal Control Committee.  Significant matters concerning the status of each group company that is controlled by the Internal Control Committee shall be reported to the Board of Directors.

(iii)	Auditing Group of the Company supervises an internal audit to each group company.

6.	Matters relating to employees that assist the Board of Corporate Auditors in the event that a request to retain such employees is made by the Board of Corporate Auditors

(i)	In the event that the Board of Corporate Auditors requests the placement of employees to assist with its duties, employees shall be placed as necessary.

(ii)	In the event that the Board of Corporate Auditors decides that it is capable of conducting an audit effectively without employees’ assistance, such employees shall not be placed.

7.	Matters relating to the independence of employees from directors in the preceding article

(i)	In placing employees to assist the Board of Corporate Auditors, the prior consent of the Board of Corporate Auditors acknowledging the independence of the employees from directors shall be obtained.

8.	Framework for reporting by directors, executive officers and employees to corporate auditors, and for other reports to the corporate auditors

(i)
The Company shall adopt a system that allows Corporate Auditors to attend important meetings such as the meeting of the Board of Managing Executive Officers and to keep abreast important matters regarding the execution of operations.

(ii)
In the event that a report or consultation is made to the Corporate Ethics Helpline with respect to corporate accounting, internal control or auditing, such report or consultation shall be directly reported to or consulted with corporate auditors.

9.	Other frameworks to ensure the effective implementation of audit by corporate auditors

(i)
The Company shall ensure that corporate auditors share information held by the Auditing Group (an internal audit section of the Company) and that there are opportunities to exchange opinions with the Auditing Group as deemed necessary.

(6)   Policies on the distribution of surplus

Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company deems the consistent distribution of profits to be the most important management priority.  Accordingly, the Company engages in active distribution of profits based on business performance.

With respect to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company’s business position and enhance its corporate value.

In order to maintain capital strategies responsive to changes in the operating environment, the Company plans to decide obtaining more treasury shares by taking into account factors such as trends in stock price, capital efficiency and cash flow.

Consolidated Balance Sheets

(As of March 31, 2009)

				(unit: million yen)
	FY2008	FY2007 (reference)		FY2008	FY2007 (reference)
Assets			Liabilities
Current assets	157,307	223,447	Current liabilities	21,537	31,695
Cash and cash equivalents	105,455	147,348	Trade accounts payable	4,767	11,765
Short-term investments	25,114	-	Other accounts payable	6,409	2,458
Trade receivable, net	10,415	30,124	Accrued expenses	6,043	10,940
Inventories	9,737	26,823	Accrued warranty expenses	2,811	3,143
Deferred tax assets	653	12,678	Other current liabilities	1,507	3,389
Other current assets	5,933	6,474	Accrued pension and severance cost	13,996	10,711
Investment securities	6,679	9,754	Other liabilities	2,910	2,094
Property, plant and equipment, net	33,974	50,765	Total liabilities	38,443	44,500
Deferred tax assets	30	6,488	Commitments and contingent liabilities
Intangible assets, net	1,470	3,476	Stockholders’ equity
Other assets	2,599	4,754	Common stock	32,363	32,363
			Capital surplus	40,320	40,072
			Retained earnings	194,848	278,689
			Accumulated other comprehensive income (loss)	(14,587)	(7,615)
			Treasury stock	(89,328)	(89,325)
			Total stockholders’ equity	163,616	254,184
Total assets	202,059	298,684	Total liabilities and stockholders’ equity	202,059	298,684

Consolidated Statements of Income

( From April 1, 2008 to March 31, 2009)

		(unit: million yen)
	FY2008	FY2007 (reference)
	Amount	Amount
Net sales	76,652	182,767
Cost of sales	56,837	88,837
Gross profit	19,815	93,930
Research and development expenses	23,713	30,507
Selling, general and administrative expenses	31,771	40,707
Restructuring and impairment charges	13,788	-
Operating income (loss)	(49,457)	22,716
Other income (expense):
Interest and dividend income	2,157	3,799
Interest expense	(11)	(12)
Impairment losses on investment securities	(3,510)	(1,331)
Other	(1,940)	(1,639)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(52,761)	23,533
Income taxes	21,994	6,889
Equity in earnings (loss) of affiliated company	(147)	(94)
Net income (loss)	(74,902)	16,550

Consolidated Statements of Stockholders’ Equity

(From April 1, 2008 to March 31, 2009)

(unit: million yen)
	FY2008	FY2007 (reference)
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	40,072	39,256
Changes in the year
Stock option compensation expense	248	858
Exercise of stock option	-	(42)
Total changes in the year	248	816
Balance at end of year	40,320	40,072
Retained earnings
Balance at beginning of year	278,689	273,082
Changes in the year
Net income (loss)	(74,902)	16,550
Cash dividends	(8,936)	(10,702)
Sale of treasury stock	(3)	(241)
Total changes in the year	(83,841)	5,607
Balance at end of year	194,848	278,689
Accumulated other comprehensive income (loss)
Balance at beginning of year	(7,615)	3,652
Changes in the year
Other comprehensive income (loss), net of tax	(6,972)	(11,267)
Total changes in the year	(6,972)	(11,267)
Balance at end of year	(14,587)	(7,615)
Treasury stock
Balance at beginning of year	(89,325)	(53,556)
Changes in the year
Exercise of stock option	-	793
Repurchase of treasury stock	(7)	(36,564)
Sale of treasury stock	4	2
Total changes in the year	(3)	(35,769)
Balance at end of year	(89,328)	(89,325)
Total stockholders’ equity
Balance at beginning of year	254,184	294,797
Changes in the year
Net income (loss)	(74,902)	16,550
Other comprehensive income (loss), net of tax	(6,972)	(11,267)
Cash dividends	(8,936)	(10,702)
Stock option compensation expense	248	858
Exercise of stock option	-	751
Repurchase of treasury stock	(7)	(36,564)
Sale of treasury stock	1	(239)
Total changes in the year	(90,568)	(40,613)
Balance at end of year	163,616	254,184

Comprehensive income (loss)
Net income (loss)	(74,902)	16,550
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,793)	(6,845)
Net unrealized gains (losses) on investment securities	(244)	(2,060)
Pension related adjustments	(4,935)	(2,362)
Total other comprehensive income (loss)	(6,972)	(11,267)
Comprehensive income (loss) in the year	(81,874)	5,283

Notes to the Consolidated Financial Statements

1.	Notes to significant matters based on which the Consolidated Financial Statements were prepared

(1)  Basis of Presentation
The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), pursuant to the provisions of paragraph 1 of Article 120 of the Company Accounting Regulation (kaisha keisan kisoku).  Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP are omitted.

(2)  Scope of consolidation
Consolidated subsidiaries
(a)	The number of consolidated subsidiaries 39
(b)	Names of major consolidated subsidiaries are omitted, as they are described in “1. Current Conditions of the Advantest Group, (3) Significant Subsidiaries” of the Business Report.

(3)  Application of the equity method
The number and name of the equity method affiliate: one, e-Shuttle, Inc.

(4)  Significant accounting policies

(i) Cash equivalents
Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

(ii) Inventories
Inventories are stated at the lower of cost or market.  Cost is determined using the average cost method.

(iii) Securities
The Company applies Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investment in Debt and Equity Securities”.
Available-for-sale securities are recorded at fair value.  Unrealized gains and losses are accounted for as a separate component of stockholders’ equity.  Cost of other securities sold is determined using the moving average method.
Other securities are accounted for using the acquisition cost method.

(iv) Depreciation of property, plant, and equipment
For the Company and its domestic subsidiaries, depreciation is computed principally using the declining-balance method, except for buildings which is depreciated using the straight-line method.  For foreign subsidiaries, depreciation is computed using the straight-line method.

(v) Goodwill and other intangible assets
Under SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets with an indefinite useful life are not amortized, but are instead tested for impairment at least once a year.  Intangible assets with definite useful lives are amortized over their respective estimated useful lives.

(vi) Impairment of long-lived assets
The Company applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which stipulates that the impairment of long-lived fixed assets or intangible assets that are subject to depreciation and amortization be recognized when events or changes in their conditions result in non-recovery of their carrying amounts.  When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

(vii) Allowances
Allowances for doubtful accounts
The Company recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectibility, in an amount which represents the Company’s best estimate of the amount of probable credit losses in the Company’s existing trade accounts receivable.

Accrued warranty expenses
To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

Accrued pension and severance cost
In accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit and Retirement Plans”, the Company provides for employees’ retirement, severance and pension costs in accrued amounts based on the projected benefit obligations and the fair value of plan assets at the balance sheet date.  Unrecognized actuarial loss and unrecognized prior service cost are amortized by the straight-line method over the average remaining service periods of employees.

(viii) Translation of foreign financial statements
In accordance with SFAS No. 52, “Foreign Currency Translation”, in financial statements of foreign subsidiaries utilizing local currencies as a functional currency, assets and liabilities are translated at rates of exchange prevailing at the end of the fiscal year, profits and expenses are translated at average rates of exchange in effect during the year, and foreign currency translation adjustments resulting from the above translation of items are included as other accumulated comprehensive income (loss).  In financial statements for foreign subsidiaries utilizing Japanese Yen as the functional currency, the items are remeasured into Japanese Yen, and any currency translation adjustments resulting from the above translation of items are included as "Other profits (expenses)" realized during the period in which the items were remeasured.

(Accounting Changes)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure.  SFAS 157 does not expand the use of fair value to any new circumstances, but does require additional disclosures in both annual and quarterly reports. The Company  adopted SFAS 157 and its related amendments for financial assets and liabilities on April 1, 2008. The adoption of SFAS 157 did not have a significant impact on its consolidated results of operations and financial condition.  The Company will adopt SFAS 157 for non-financial assets and liabilities in the first quarter beginning April 1, 2009.

2.	Notes to Consolidated Balance Sheets
(1)	Allowance for doubtful accounts: ¥585 million
(2)	Accumulated depreciation on property, plant and equipment: ¥34,372 million

3.	Notes to Consolidated Statements of Stockholders’ Equity
(1)	Total number of issued shares as of March 31, 2009
Common stock                               199,566,770 shares

(2)        Distribution of the surplus

(i)    Amount of distribution
Resolution	Class of shares	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
The resolution at the meeting of the Board of Directors held on April 25, 2008	Common stock	¥4,468 million	¥25	March 31, 2008	June 3, 2008
The resolution at the meeting of the Board of Directors held on October 30, 2008	Common stock	¥4,468 million	¥25	September 30, 2008	December 1, 2008

(ii)     Dividend with its record date in fiscal year 2008 and its effective date in fiscal year 2009
Resolution	Class of shares	Source of dividend	Total amount of distribution	Amount of distribution per share	Record date	Effective date
The resolution at the meeting of the Board of Directors held on May 26, 2009	Common stock	Retained earnings	¥894 million	¥5	March 31, 2009	June 2, 2009

(3)        Stock acquisition rights outstanding as of March 31, 2009
(Excluding stock acquisition rights for which the exercise period has not begun)
Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 28, 2005
Common stock                                           1,173,980 shares
Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 27, 2006
Common stock                                           1,034,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 27, 2006
Common stock                                           348,000 shares
Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 27, 2007
Common stock                                           526,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 27, 2007
Common stock                                           184,000 shares

4.     Notes to per share information
Net assets per share:                    ¥915.47
Basic net loss per share:              ¥419.09

5.     Notes to significant subsequent events
Not applicable.

6.     Other notes
Amounts less than one million yen are rounded.

Balance Sheets (Non-Consolidated)

(As of March 31, 2009)

(Unit: million yen)
	FY2008	FY2007 (reference)		FY2008	FY2007 (reference)
Assets			Liabilities
Current assets	101,062	163,723	Current liabilities	20,216	31,000
Cash and deposits	63,857	99,745	Trade accounts payable	5,852	11,338
Trade notes receivables	40	1,230	Other accounts payable	3,007	3,373
Accounts receivable	7,714	25,676	Accrued expenses	5,094	7,998
Securities	17,300	-	Income tax payable	1	1,122
Merchandise and finished goods	2,763	5,093	Accrued warranty expences	2,642	3,060
Work in progress	3,573	11,962	Bonus accrual for directors	-	135
Materials and supplies	608	2,550	Other	3,620	3,974
Income tax refund receivable	2,022	3,423
Deferred tax assets	-	9,110	Noncurrent liabilities	5,646	6,881
Other	3,909	4,934	Allowance for retirement benefits	4,382	5,170
Allowance for doubtful accounts	(724)	-	Deferred tax liabilities	81	-
Noncurrent assets	56,822	83,422	Other	1,183	1,711
Property, plant and equipment	29,777	43,512
Buildings	11,970	17,732
Structures	615	915	Total liabilities	25,862	37,881
Machinery and equipment	869	3,879	Net assets
Vehicles and delivery equipment	11	21	Stockholders’ equity	128,825	205,833
Tools and furniture	404	1,776	Common stock	32,363	32,363
Land	15,907	17,623	Capital surplus	32,973	32,973
Construction in progress	1	1,566	Additional paid-in capital	32,973	32,973
Intangible fixed assets	579	1,856	Retained earnings	152,817	229,822
Software	298	1,251	Legal reserve	3,083	3,083
Others	281	605	Other retained earnings	149,734	226,739
Investments and other assets	26,466	38,054	[Reserve for losses in foreign	[27,062]	[27,062]
Investment securities	6,669	9,744	investments]
Investments in affiliated companies	17,425	17,595	[General reserve]	[146,880]	[146,880]
Long-term loans receivable	1,144	1,159	[Retained earnings brought forward]	[(24,208)]	[52,797]
Deferred tax assets	-	6,433	Treasury stock	(89,328)	(89,325)
Other	1,267	3,125	Difference of appreciation and conversion	120	309
Allowance for doubtful accounts	(39)	(2)	Net unrealized gains on securities	120	309
			Stock acquisition rights	3,077	3,122
			Total net assets	132,022	209,264
Total assets	157,884	247,145	Total liabilities and net assets	157,884	247,145

Statements of Income (Non-Consolidated)

(April 1, 2008 through March 31, 2009)

		(unit: million yen)
	FY2008	FY2007 (reference)
Net sales	53,124	147,686
Cost of sales	42,741	80,339
Gross profit	10,383	67,347
Selling, general and administrative expenses	46,410	58,545
Operating income (loss)	(36,027)	8,802
Non-operating income
Interest and dividend income	1,770	34,543
Other	3,394	2,876
Non-operating expenses
Interest expenses	33	30
Other	8,911	7,432
Ordinary income (loss)	(39,807)	38,759
Extraordinary income
Gain on extinguishment of tie-in shares	61	-
Extraordinary loss
Impairment losses	11,789	-
Additional retirement benefits	1,631	-
Other	83	-
Net income before income taxes (loss)	(53,249)	38,759
Income taxes – current	(937)	6,701
Income taxes – deferred	15,754	(380)
Net income (loss)	(68,066)	32,438

Statements of Changes in Stockholders’ Equity

(From April 1, 2008 to March 31, 2009)

(unit: million yen)
	FY2008	FY2007 (reference)
Stockholders’ Equity
Common stock
Balance at beginning of year	32,363	32,362
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Capital reserve
Balance at beginning of year	32,973	32,973
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,973	32,973
Retained earnings
Legal reserve
Balance at beginning of year	3,083	3,083
Changes in the year
Total changes in the year	-	-
Balance at end of year	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments
Balance at beginning of year	27,062	27,062
Changes in the year
Total changes in the year	-	-
Balance at end of year	27,062	27,062
General reserve
Balance at beginning of year	146,880	146,880
Changes in the year
Total changes in the year	-	-
Balance at end of year	146,880	146,880
Retained earnings (accumulated loss)
Balance at beginning of year	52,797	31,347
Changes in the year
Dividends from retained earnings	(8,936)	(10,702)
Net income (loss)	(68,066)	32,438
Sale of treasury stock	(3)	(286)
Total changes in the year	(77,005)	21,450
Balance at end of year	(24,208)	52,797
Treasury stock
Balance at beginning of year	(89,325)	(53,555)
Changes in the year
Repurchase of treasury stock	(7)	(36,564)
Sale of treasury stock	4	794
Total changes in the year	(3)	(35,770)
Balance at end of year	(89,328)	(89,325)
Total stockholders’ equity
Balance at beginning of year	205,833	220,152
Changes in the year
Dividends from retained earnings	(8,936)	(10,702)
Net income (loss)	(68,066)	32,438
Repurchase of treasury stock	(7)	(36,564)
Sale of treasury stock	1	508
Total changes in the year	(77,008)	(14,320)
Balance at end of year	128,825	205,833

	FY2008	FY2007 (reference)
Difference of appreciation and conversion
Net unrealized gains on securities
Balance at beginning of year	309	2,315
Changes in the year
Changes of items other than stockholders’ equity, net	(189)	(2,006)
Total changes in the year	(189)	(2,006)
Balance at end of year	120	309
Stock acquisition rights
Balance at beginning of year	3,122	2,337
Changes in the year
Changes of items other than stockholders’ equity, net	(45)	785
Total changes in the year	(45)	785
Balance at end of year	3,077	3,122
Total net assets
Balance at beginning of year	209,264	224,805
Changes in the year
Dividends from retained earnings	(8,936)	(10,702)
Net income (loss)	(68,066)	32,438
Repurchase of treasury stock	(7)	(36,564)
Sale of treasury stock	1	508
Changes of items other than stockholders’ equity, net	(234)	(1,221)
Total changes in the year	(77,242)	(15,541)
Balance at end of year	132,022	209,264

Notes to the Non-Consolidated Financial Statements

1.	Notes to significant accounting policies
(1)	Valuation of securities
(i)	Investments in subsidiaries and equity method affiliates: Stated at cost using the moving average method
(ii)	Other securities
(a)	Securities with quoted value

Stated at fair value based on market prices at the end of the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders’ equity; cost of other securities sold is determined using the moving average method).

(b)	Securities not practicable to estimate fair value
Stated at cost using the moving average method

(2)	Valuation of inventories

Stated principally at cost using the gross average method (balance sheet value of assets are calculated using a method in which book values are written down in accordance with decreased profitability).

(3)	Depreciation and amortization of noncurrent assets
(i)	Depreciation of plant and equipment (excluding lease assets)
Based on the declining balance method
However, buildings (except attached improvements) acquired on or after April 1, 1998 are depreciated using the straight-line method.

(ii)	Amortization of intangible fixed assets (excluding lease assets)
Based on the straight-line method
However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(iii)	Lease assets
Lease assets are depreciated using the straight-line method, using the lease period as the useful life and zero as the residual value.

However, finance lease transactions not involving a transfer of title to the lessee that commenced on or prior to March 31, 2008 are accounted for in the same way as usual operating lease transactions.

(4)	Allowances
(i)	Allowance for doubtful accounts

To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectibility.

(ii)	Allowance for product warranty

To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.

(iii)	Bonus accrual for directors
In preparation for the payment of bonuses to directors and corporate auditors, of the total amount expected to be paid, an estimated amount for fiscal year 2008 is reported.

(iv)	Allowance for retirement benefits
To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.
Past service liabilities are amortized on a straight-line basis over a fixed number of years (17 years) within the average remaining years of service of employees.

Any actuarial gains and losses are amortized on a straight-line basis over a fixed number of years (17 years) within the average remaining years of service of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

(5)	Accounting for consumption taxes
Consumption taxes are accounted using the net-of-tax method.

(Accounting Changes)
(1)	Accounting standard for measurement of inventories

The Company has applied the “Accounting Standard for Measurement of Inventories” (Accounting Standards Board of Japan Statement No. 9 issued July 5, 2006 (“ASBJ 9”)) effective from the current fiscal year.  The adoption of ASBJ 9 did not have a material impact on the Company’s non-consolidated profit and loss.

(2)	Accounting standard for lease transactions

Effective from the current fiscal year, the Company has adopted the “Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan Statement No. 13 issued June 17, 1993, (First Division of the Business Accounting Council), revised March 30, 2007) and the “Implementation Guidance on the Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan Implementation Guidance No. 16 issued January 18, 1994, (Japanese Institute of Certified Public Accountants, Accounting System Committee), revised March 30, 2007).  Accordingly, lease transactions are subject to the same accounting treatment used in ordinary sales transactions.  Because the Company has no such lease transactions that commenced after April 1, 2008 that would necessitate the application of the accounting treatment based on ordinary sales transactions, the adoption of this accounting standard did not have a material impact on the Company’s non-consolidated profit and loss.

2.    Notes to balance sheets
(1)	Accumulated depreciation on property, plant and equipment (including accumulated impairment losses):	¥66,295 million
(2)	Short-term receivables from affiliates:	¥5,463 million
	Long-term receivables from affiliates:	¥1,137 million
	Short-term payables to affiliates:	¥7,321 million

3.      Notes to statements of income
Transactions with affiliated companies
Sales:	¥23,586 million
Purchases:	¥30,323 million
Non-operating transactions:	¥3,405 million

4.      Notes to Statements of Changes in Stockholders’ Equity
Total number of treasury shares as of March 31, 2009
Common stock                              20,843,298 shares

5.	Notes to accounting for income taxes
Breakdown by major causes of deferred tax assets and deferred tax liabilities

Deferred tax assets	(Unit: million yen)
Appraised value of inventories	6,397
Research and development expenses	3,746
Accrued warranty expenses	1,067
Accrued bonus	40
Allowance for retirement benefits	1,770
Long-term accounts payable	373
Valuation difference in other securities	49
Excess depreciation	1,010
Impairment loss	5,124
Loss carried forward	15,937
Other	4,944
Subtotal of deferred tax assets	40,457
Valuation allowance	(40,408)
Net deferred tax assets	49
Deferred tax liabilities
Valuation difference in other securities	(130)
Net deferred tax liabilities	(81)

6.	Notes to noncurrent assets used on a lease basis
In addition to property, plant and equipment recognized in the balance sheet, the Company uses some of its computer equipments under lease agreements.

7.	Notes to transactions with related parties

(1)	Parent company and major corporate shareholders
 Not applicable.

(2)	Officers and major individual investors
 Not applicable.

(3)	Subsidiaries

Company name	Address	Common stock	Principal Activities	Percentage of Voting Rights	Description of relationships		Details of transactions	Amount of transactions	Items	Balance at fiscal year end
					Officer of subsidiaries temporarily transferred from the Company	Business relationship
Advantest Finance Inc.	Chiyoda-ku, Tokyo	¥1,000 million	Leasing of test systems, etc.	100.0%	Yes	Leasing of the Company’s products	Sales	¥2,765 million	Accounts receivable Short-term loans receivable	¥223 million ¥1,972 million
Advantest America, Inc.	California, U.S.A.	42,000 thousand USD	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Sales	¥15,956 million	Accounts receivable	¥2,108 million

Terms and conditions of transactions and determination of policies thereof
1.	With respect to sales, the price is determined by referring to the market price, among others.
2.	With respect to loans, the rate is determined by taking the market interest rate into consideration.

8.	Notes to per share information
Net assets per share:	¥721.48
Net loss per share:	¥380.84

9.	Notes to significant subsequent events
Not applicable.

10.	Other notes
Amounts less than one million yen are rounded.

Copy of Independent Auditors’ Audit Report (Consolidated)

Independent Auditors’ Audit Report

May 14, 2009

To the Board of Directors of Advantest Corporation:

Ernst & Young ShinNihon LLC

Tetsuya Naito
Limited Liability Engagement Partner
Certified Public Accountant

Makoto Usui
Limited Liability Engagement Partner
Certified Public Accountant

O O

We have audited the consolidated financial statements of Advantest Corporation (the “Company”) for its 67th fiscal year (April 1, 2008 through March 31, 2009), including the consolidated balance sheets, consolidated statements of income, consolidated statements of stockholders’ equity, and notes to consolidated financial statements, for the purpose of reporting under the provisions of Article 444, Paragraph 4 of the “Company Law.”  The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan.  These auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue statements of material fact.  The audit was conducted based on an audit by testing, and included a review of the consolidated financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management.  We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the consolidated financial statements properly present the financial position and the results of operations during the fiscal year, in all material respects, of the company group consisting of Advantest Corporation and its consolidated subsidiaries in conformity with accounting principles generally accepted in the United States of America (Please refer to “Notes to Consolidated Financial Statements,” “1. Notes to significant matters based on which the Consolidated Financial Statements were prepared (1)”), pursuant to the provisions of Article 120, Paragraph 1 of the Company Accounting Regulation.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Copy of Independent Ausitors' Audit Report

Independent Auditors’ Audit Report

May 14, 2009

To the Board of Directors of Advantest Corporation:

Ernst & Young ShinNihon LLC

Tetsuya Naito
Limited Liability Engagement Partner
Certified Public Accountant

Makoto Usui
Limited Liability Engagement Partner
Certified Public Accountant

O O

We have audited the financial statements of Advantest Corporation (the “Company”) for its 67th fiscal year (April 1, 2008 through March 31, 2009), which included the balance sheets, statements of income, statements of changes in stockholders’ equity, notes to non-consolidated financial statements, and its supporting schedules, for the purpose of reporting under the provisions of Article 436, Paragraph 2, Section 1 of the “Company Law.”  The management of the Company was responsible for the preparation of these financial statements and its supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and its supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan.  The auditing standards require reasonable assurance that the financial statements and its supporting schedules do not contain any untrue statements of material fact.  The audit was conducted based on an audit by testing, and included a review of the financial statements and its supporting schedules as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management.  We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above financial statements and its supporting schedules properly present the financial position and the results of operations of the Company during the fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Copy of Board of Corporate Auditors’ Audit Report

Audit Report

This Audit Report was prepared by the Board of Corporate Auditors of Advantest Corporation (the “Company”) after deliberation, based on audit reports prepared by each Corporate Auditor with respect to the methods and results of audit concerning the performance of each Director of his/her respective duties during the 67th fiscal year (April 1, 2008 through March 31, 2009).  We hereby report as follows.

1.     Methods of Audit by Corporate Auditors and the Board of Corporate Auditors, and its contents

In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each Corporate Auditor on the implementation status and results of the audit, the Board of Corporate Auditors received reports from Directors and Independent Auditors on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the rules of audit of Corporate Auditors established by the Board of Corporate Auditors, pursuant to the audit policies and audit plans, each Corporate Auditor communicated with Directors, Executive Officers as well as other employees such as members of the Audit Office in order to collect information, and improve the auditing system, attended meetings of the Board of Directors and other important meetings, received reports from Directors, Executive Officers and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices.

In addition, we monitored and reviewed the contents of resolutions of the meeting of the Board of Directors with respect to the development of a system as defined in Article 100, Paragraphs 1 and 3 of the Regulations for Enforcement of the Company Law, as well as the status of the system (Internal Control System) that has been developed based on such resolutions.

With respect to subsidiaries, we communicated with and exchanged information with Directors and Corporate Auditors of the subsidiaries and received business reports from subsidiaries as deemed necessary.

Based on the above methods, we reviewed the business report for the fiscal year and its supporting schedules.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary.  Furthermore, we were informed by the Independent Auditor that they are establishing a “System to ensure the appropriate performance of duties” (Syokumu no Suikou ga Tekisetsu ni Okonawareru Koto o Kakuho Suru Tameno Taisei) (Matters as defined in each Section of Article 131 of the Company Accounting Regulations) pursuant to “Quality control standards of audit” (Kansa ni Kansuru Hinshitsu Kanri Kijyun)  (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary.

Based on the above methods, we reviewed the financial statements (the balance sheets, statements of income, statements of changes in stockholders’ equity, notes to non-consolidated financial statements) as well as its supporting schedules and the consolidated financial statements for the 67th fiscal year (the consolidated balance sheets, consolidated statements of income, consolidated statements of stockholders’ equity, and notes to consolidated financial statements).

2.     Results of Audit

(1)   Results of audit of the business report and other documents

(i)   The business report and its supporting schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii)  No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii) The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.  In addition, there are no matters to be pointed out regarding the performance of duties of Directors with respect to the internal control system.

(2)   Results of audit of the financial statements and its supporting schedules.

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

(3)   Results of audit of the consolidated financial statements

The methods and results of audit performed by Ernst & Young ShinNihon LLC, the independent auditor of the Company, are appropriate.

May 20, 2009

Board of Corporate Auditors of Advantest Corporation
Hitoshi Owada Standing Corporate Auditor	O
Yuri Morita Standing Corporate Auditor	O
Megumi Yamamuro Outside Corporate Auditor	O
Jiro Haneda Outside Corporate Auditor	O

Memorandum to Shareholders

Fiscal Year: Starting from April 1 of each year and ending on March 31 of the following year

Ordinary general meeting of shareholders: June of each year

Date of Decision on shareholders of record qualified to receive dividends:
March 31 of each year and September 30 when interim dividends are paid.

Method for public notice:
Public notice will be posted on the Company’s website (http://www.advantest.co.jp/investors/).
However, in the case of accidents or other inevitable circumstances that prevent the Company from posting public notices on such Company’s website, public notices are carried in the Nihon Keizai Shimbun.

Share registration agent: Main Office, Tokyo Securities Transfer Agent Co., Ltd.

Place for share transfer/registration business:
Nihon Bld. 4F, 6-2 Otemachi 2-chome, Chiyoda-ku, Tokyo
(Reference) Toll free number: 0120-49-7009
*In taking the necessary procedure by mail, please send to the following address.
(Mail) 8-4, Izumi 2-chome, Suginami-ku, Tokyo, 168-8522
Business Center, Tokyo Securities Transfer Agent Co., Ltd.
Share transfer / registration services are available at the Main Office and Branch Offices in Japan of The Chuo Mitsui Trust and Banking Company, Limited.

Number of shares comprising one unit: 100 shares

(Notice)

Please inform the securities firm at which you hold an account of changes of address, demands for sales and purchases of fractional shares or your preferred method of receiving dividends.  However, for various services in connection with those shares that are recorded in the special account, please contact Tokyo Securities Transfer Agent Co., Ltd., the firm responsible for administering such special account.

Please contact Tokyo Securities Transfer Agent Co., Ltd., the share registration agent, for enquires with respect to the payment of unpaid dividends.

Notice of Payment of Dividends and Other Benefits in respect of Listed Stock

In accordance with revisions to the Special Taxation Measures Law (sozei tokubetsu sochi-hou), the Company is required to send shareholders a “Notice of Payment” specifying the amount of dividend, the amount of withholding tax and other relevant details in connection with all dividends paid during or after January 2009.

The Company will send those shareholders who receive dividends by cashing a “Dividend Receipt” (haitoukin ryoushusho) a “Notice of Payment” pertaining to dividends paid during 2009 at the end of 2009 or the beginning of 2010.  For those shareholders who have directed the Company to pay dividends by bank transfer, the “Dividend Statement” (haitoukin keisansho) that you receive from the Company shall serve as the “Notice of Payment”.  The “Notice of Payment” may be used as an attachment when filing your income tax return.

Notice concerning Characters in the Addresses and/or Names of Shareholders

In accordance with the transition to the paperless stock system, if kanji or other characters that are not recognized in the system used by Japan Securities Depository Center, Inc. (“JASDEC”) are included in a shareholder’s address or name, all or part of such address or name shall either be converted into a character recognized by the JASDEC system or kana characters and recorded on the shareholder’s register as such.  Accordingly, notices sent to shareholders of the Company may be addressed to the name and/or address of such shareholders as converted to the JASDEC system.